Exhibit 99(a)(9)
                                                                   Press Release


           PRECISION CASTPARTS CORP. COMPLETES TENDER OFFER; PROCEEDS
                 WITH ACQUISITION OF ENVIRONMENT ONE CORPORATION


PORTLAND, Oregon - March 31, 1998 -- Precision Castparts Corp. (NYSE: PCP), has completed its cash tender offer for Environment One Corporation (NASDAQ: EONE), a manufacturer of highly engineered equipment for low pressure sewer systems based in Niskayuna, New York.

Precision Castparts Corp. ("PCC") announced the proposed acquisition of Environment One Corporation ("E/ONE") on February 25, 1998, and commenced a cash tender offer on March 3 to purchase all outstanding shares of E/ONE common stock for $15.25 per share. The acquisition of E/ONE was subject to the tender of two-thirds of E/ONE's outstanding shares on a fully diluted basis. At the expiration of the tender offer at midnight on March 30, 1998, 78 percent of E/ONE's outstanding shares on a fully diluted basis had been tendered (86 percent of the total outstanding shares), and all tendered shares have been accepted for payment. PCC expects to complete the acquisition of the remaining outstanding shares of common stock of E/ONE pursuant to a merger between E/ONE and a wholly owned subsidiary of PCC within 60 days.

Upon completion of the acquisition, E/ONE will report into PCC Flow Technologies, Inc., a leading manufacturer of high-quality fluid-handling pumps, valves, and measurement instruments, headquartered in Houston, Texas.

Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. PCC is the market leader in manufacturing both large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, PCC has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines, pulp and paper, powder metal, tungsten carbide, and other metal products markets.